

June 5, 2020

Kenneth Tapp
Chief Executive Officer
MjLink.com, Inc.
3465 Gaylord Court, Suite A509
Englewood, CO 80113

>    **Re: MjLink.com, Inc.**
>    **Amendment No. 2 to Offering Statement on Form 1-A**
>    **Filed May 22, 2020**
>    **File No. 024-11154**

Dear Mr. Tapp:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2020 letter.

Amendment No. 2 to Offering Circular on Form 1-A

Risk Factors
Because our directors and executive officers are among our largest stockholders..., page 18

1.  Revise this risk factor heading to disclose that your CEO and Chairman, Kenneth Tapp, controls the company. Also revise the risk factor discussion to disclose the percentage ownership of the company held by each officer and director that owns more than 5% of your shares. Separately disclose the percentage ownership held by Social Life Network.

Use of Proceeds, page 31

2.  Revise your use of proceeds disclosure so that the minimum amount of proceeds discussed is the $1,000,000 minimum offering amount.

Certain Relationships and Related Party Transactions
Related Party Transactions, page 52

3.    You state in your response to prior comment 3 that the company does not have any related party transactions to report.  We note similar disclosure in Note 4 to your Condensed Financial Statements.  However, you also disclose in Note 4 that during the fourth quarter of 2019, Hemp Depot acquired $32,500 of your services.  Hemp Depot is owned and managed by Rodosevich Investments, which owns 14.7% of your outstanding Class A common stock.  Accordingly, please disclose your transaction with Hemp Depot in this section or provide a cross reference to the discussion in Note 4.

Security Ownership of Management & Certain Security Holders, page 52

4.    You disclose in footnote 1 to the table that Kenneth Tapp is a member of LVC Consulting, LLC.  Please disclose whether Mr. Tapp has sole or shared voting or investment power over the shares of the company held by LVC Consulting.  To the extent he shares voting or investment powers over the company's shares, disclose the other persons who share these powers.  Provide similar disclosure with respect to Andrew Rodosevich and Rodosevich Investment, LLC, in footnote 2.

Description of Capital Stock
Voting, page 53

5.    You state in this section that you have not set the voting rights of the Class B Common Stock.  On page 54, however, under "Class B Shares," you indicate that each share of Class B stock has 100 votes.  Please resolve this discrepancy.

Exclusive Venue, page 54

6.    In your response to prior comment 5, you state that you have removed disclosure regarding an exclusive forum provision.  We note, however, that the section titled "Exclusive Venue" still appears in the offering circular and is also referenced in the discussion of Stockholder's Derivative Actions on page 55.  Please advise.

Preferred Shares, page 54

7.    You disclose that you have not yet established the rights and preferences of the Preferred Shares, but you have issued 10,068,087 Preferred Shares.  Please disclose when you issued the Preferred Shares and how you could issue undesignated preferred shares under Delaware law. Provide prominent summary and risk factor disclosure regarding these outstanding Preferred Shares as a result of the fact that the terms are not designated.

Note 2 – Summary of Significant Accounting Policies
Basis of presentation, page F-7

8.	Your response to comment 9 states that the parent company assumed the cost of the MjLink hires until January 2, 2019.  Please explain how this would not be considered a cost to MjLink that the parent incurred on its behalf.  Otherwise, please present the results of operations, financial position and cash flows in accordance with Question 1 of SAB Topic 1.B. and disclose the allocation method used along with management's assertion on the reasonableness of its use as required by Question 2 of SAB Topic 1.B.

Net Loss Per Share, page F-9

9.	We note your response to prior comment 12 that there will be no spinout effecting warrants and the disclosure of such warrants was eliminated.  However, you have not corrected your disclosure on page 35.  Please revise and ensure other parts of your filing have been corrected where applicable.

Exhibits

10.	We note your response to prior comment 13.  Please revise Section 9 of your subscription agreement filed as Exhibit 4.1 to state clearly whether the exclusive forum provision applies to claims arising under the Securities Act or the Exchange Act.  Please include the same disclosure in the exclusive forum discussions on pages 28 and 56.

General

11.	We note your response to prior comment 11.  However, as noted in the prior comment, there are references to the nine months ended December 31 instead of the twelve months ended December 31 or variations of thereof throughout the filing.  Please revise.

12.	In response to prior comment 15, you revised your disclosure to refer to the company as a subsidiary of Social Life Network, Inc., rather than a wholly-owned subsidiary, and to reflect the number of outstanding common shares of the company.  In the beneficial ownership tables on pages 51 and 53, you disclose that LVC Consulting, LLC owns 51.04% of the company's shares, and Social Life Network, Inc. owns 15.17% of the company's shares.  In light of LVC Consulting's control over the company, and its affiliation with Kenneth Tapp, please disclose that Mr, Tapp controls the company, and Social Life Network only holds 15.17% of the company's shares.  In addition, since Mr. Tapp has voting control over Social Life Network, disclose that the company and Social Life Network are under the common control of Mr. Tapp.  Lastly, disclose when LVC Consulting and the shareholders other than Social Life Network obtained their shares.  In this regard, we note that as recently as April 8, 2020, Social Life Network referred to MjLink as its wholly-owned subsidiary in a press release about the shareholder update hosted by Social Life Network and MjLink on April 7, 2020.

You may contact Amanda Kim, Staff Accountant, at (202) 551- 3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Frederick M. Lehrer